Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 5, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____________

This Report on Form 6-K contains the following:-

1.	A news release dated November 8, 2006 entitled ‘Vodafone and Telecom Egypt Announce New Strategic Partnership’

2.	A news release dated December 4, 2006 entitled ‘Telcom Egypt Tenders 10.35 Million Vodafone Egypt shares to Vodafone for LE 100 Per share’

3.	A news release dated December 22, 2006 entitled ‘Announcement Regarding Hutch Essar in India’

4.	Stock Exchange Announcement dated November 20, 2006 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated December 1, 2006 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated December 4, 2006 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated December 5, 2006 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated December 6, 2006 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated December 7, 2006 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated December 8, 2006 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated December 11, 2006 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated December 12, 2006 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated December 13, 2006 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated December 14, 2006 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated December 15, 2006 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated December 15, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.	Stock Exchange Announcement dated December 15, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

18.	Stock Exchange Announcement dated December 18, 2006 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated December 18, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

20.	Stock Exchange Announcement dated December 19, 2006 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated December 19, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

22.	Stock Exchange Announcement dated December 19, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

23.	Stock Exchange Announcement dated December 20, 2006 entitled ‘Transaction in Own Securities’

24.	Stock Exchange Announcement dated December 21, 2006 entitled ‘Transaction in Own Securities’

25.	Stock Exchange Announcement dated December 27, 2006 entitled ‘Transaction in Own Securities’

26.	Stock Exchange Announcement dated December 29, 2006 entitled ‘Vodafone Group Plc Voting Rights and Capital’

8 November 2006

VODAFONE AND TELECOM EGYPT ANNOUNCE NEW STRATEGIC PARTNERSHIP

Vodafone and Telecom Egypt have today announced they have entered into a strategic partnership to increase cooperation between both parties and to jointly develop a range of products and services for the Egyptian market.

The highlights of the agreement, signed today in Cairo between the two companies, are:

•                  The restructuring of the Vodafone Egypt Board, reflecting the new shareholding structure.

•                  Telecom Egypt will continue to provide exclusive international gateway services for Vodafone Egypt under an extension of the current agreement.

•                  Vodafone Egypt will extend its distribution channels for Vodafone products and services through Telecom Egypt’s outlets.

•                  Vodafone Egypt and Telecom Egypt will work together to develop service propositions for customers shared by TE Data (Telecom Egypt’s retail Internet and Data arm) and Vodafone Egypt.

•                  Where appropriate, Vodafone Egypt and Telecom Egypt may consider regional joint initiatives to work together where the combination of fixed and mobile capability will add competitive advantage.

Vodafone * also intends to launch a tender offer for an additional 4.9% of the shares in Vodafone Egypt at a price of LE 100 per share for a maximum possible consideration of LE 1.176bn (£108m GBP **). Telecom Egypt has given an irrevocable undertaking to accept the tender in respect of at least 3.97% and up to 4.69% of the shares in Vodafone Egypt.

If fully accepted, this tender offer will take Vodafone’s shareholding in its Egyptian subsidiary to 55%, with 45% held by Telecom Egypt. Subject to regulatory approvals, the tender offer is expected to be launched next week.

Paul Donovan, CEO of Vodafone’s EMAPA Region (Eastern Europe, Middle East, Asia Pacific and Affiliates), said: “We are very pleased to have agreed a strategic partnership with Telecom Egypt, which further strengthens the working relationship both companies have as Vodafone Egypt shareholders.

“The purchase of additional equity in Vodafone Egypt shows Vodafone’s commitment to the Egyptian market, which is further reinforced by our partnership with Telecom Egypt to develop and expand products and services.”

Akil Beshir, Chairman and CEO of Telecom Egypt added: “Today we have signed a strategic partnership which will ensure that the most cutting-edge products and services will be available in Egypt. This move will make it possible for Vodafone Egypt to take advantage of the products and services from TE Data and other parts of Telecom Egypt as well as increasing the opportunities for Vodafone Egypt to sell its services through Telecom Egypt. This agreement will also allow Telecom Egypt to maintain a substantial portion of the international voice services volumes from Vodafone Egypt after the liberalisation of international gateway services in Egypt”.

Ian Gray, CEO of Vodafone Egypt added: “Vodafone Egypt now has a strong strategic partnership between its two major shareholders that is the basis on which we can tailor the global services and experience of the Vodafone Group to the unique requirements of the Egyptian consumer. This agreement puts Vodafone Egypt on a firm footing to capture future growth in the Egyptian telecommunications market.”

- ends -

For further information:

Vodafone Group

Investor Relations                                               Tel:  +44 (0) 1635 664447

Media Relations                                   Tel:  +44 (0) 1635 664444

Telecom Egypt

Tarek Tantawy, CFA
Director of Investment, Treasury & Investor Relations
Tel: +202 5788111

Eman Anis
Investor Relations Manager
Tel: +202 5788787

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

About the tender offer

* Vodafone will launch the planned tender offer through its Netherlands-based subsidiary Vodafone Europe B.V.

About Telecom Egypt

Telecom Egypt (TE), Egypt’s incumbent telecommunications operator, started its operations in 1854 with the first telegraph line in Egypt. Then it was corporatized in 1998 to replace the former Arab Republic of Egypt National Telecommunication Organization (ARENTO). The Company is the largest provider of fixed-line services in the Middle East and Africa with 10.6 million subscribers as at the end of June 2006 representing a teledensity of 14.8 percent. TE provides retail telecommunication services including access, local, long distance and international voice, Internet and data, and other services. The company also provides wholesale services including bandwidth capacity leasing to ISPs, and national and international interconnection services. Telecom Egypt’s services also include the provision of narrowband and broadband internet access through its subsidiary TE Data. TE Data has current operations in Egypt and Jordan.

About Vodafone Egypt

Vodafone Egypt is one of two current Egyptian mobile operators. The company will announce its results for the quarter to 30 September 2006, on 8 November 2006. For more information see the Vodafone Egypt Investor Relations section at www.vodafone.com.eg

About the exchange rate used

**  An exchange rate of  LE 10.91 to 1 British Pound Sterling has been used

TELECOM EGYPT TENDERS 10.35 MILLION VODAFONE EGYPT SHARES TO VODAFONE FOR LE 100 PER SHARE

Cairo, 4 December 2006: As part of the strategic partnership signed on 8 November 2006 with Vodafone, Telecom Egypt (Ticker: ETEL.CA; TEEG.LN) announced that it has tendered 10.35 million shares, equivalent to 4.31% of Vodafone Egypt, at LE 100 per share to Vodafone.

At completion of the tender offer, Telecom Egypt’s shareholding in Vodafone Egypt will represent 44.66%, and Vodafone’s interest (including the shares tendered by other shareholders) will rise to 54.9%. There remains a free float of 0.44%.

Vodafone launched its tender offer through its Netherlands-based subsidiary Vodafone Europe B.V.

 - ends -

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Telecom Egypt
Tarek Tantawy, CFA	Eman Anis
Director of Investment, Treasury & Investor Relations	Investor Relations Manager
Telephone: +202 5788111	Telephone: +202 5788787
Fax: +202 5789314	Fax: +202 5789314
E-mail: investor.relations@telecomegypt.com.eg

Notes to Editors:

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 26 countries across 5 continents with over 191 million proportionate customers worldwide as at 30 September 2006 as well as 34 partner networks. For further information, please visit www.vodafone.com

About Telecom Egypt

Telecom Egypt (TE), Egypt’s incumbent telecommunications operator, started its operations in 1854 with the first telegraph line in Egypt. Then it was corporatized in 1998 to replace the former Arab Republic of Egypt National Telecommunication Organization (ARENTO). The Company is the largest provider of fixed-line services in the Middle East and Africa with 10.7 million subscribers as at the end of September 2006 representing a teledensity of 14.9 percent.

TE provides retail telecommunication services including access, local, long distance and international voice, Internet and data, and other services. The company also provides wholesale services including bandwidth capacity leasing to ISPs, and national and international interconnection services. Telecom Egypt’s services also include the provision of narrowband and broadband internet access through its subsidiary TE Data. TE Data has current operations in Egypt and Jordan.

TE currently participates in the mobile segment in Egypt by providing mobile interconnectivity and though it’s holding in Vodafone Egypt, one of the two Egyptian mobile operators.

TE’s shares and GDRs (Ticker: ETEL.CA; TEEG.LN) are traded on the Cairo and Alexandria Stock Exchanges and the London Stock Exchange.

About Vodafone Egypt

Vodafone Egypt is one of two current Egyptian mobile operators. The company announced its results for the quarter to 30 September 2006, on 8 November 2006. For more information see the Vodafone Egypt Investor Relations section at www.vodafone.com.eg

22 December 2006

ANNOUNCEMENT REGARDING HUTCH ESSAR IN INDIA

Vodafone Group (“Vodafone”) has noted recent speculation regarding a potential acquisition of Hutchison Essar Limited (“Hutch Essar”) in India.

The Board of Vodafone continues to believe the mobile market in India has great potential and is therefore considering the acquisition of a controlling interest in Hutch Essar. Such a transaction would be consistent with its stated strategy of seeking selective acquisition opportunities in developing markets.

The process is at an early stage and may or may not lead to a transaction.

A further announcement will be made in due course.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 November 2006

Number of ordinary shares transferred:	1,696,836

Highest transfer price per share:	139p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,298,763,243 of its ordinary shares in treasury and has 52,723,708,032 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 November 2006

Number of ordinary shares transferred:	336,867

Highest transfer price per share:	132.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,297,847,622 of its ordinary shares in treasury and has 52,733,763,711 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 December 2006

Number of ordinary shares transferred:	363,223

Highest transfer price per share:	134.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,297,484,399 of its ordinary shares in treasury and has 52,734,308,328 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 December 2006

Number of ordinary shares transferred:	117,153

Highest transfer price per share:	135.75p

Lowest transfer price per share:	134.5p

Following the above transfer, Vodafone holds 5,297,367,246 of its ordinary shares in treasury and has 52,734,434,862 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 December 2006

Number of ordinary shares transferred:	471,507

Highest transfer price per share:	134.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,296,895,739 of its ordinary shares in treasury and has 52,735,735,042 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 December 2006

Number of ordinary shares transferred:	237,472

Highest transfer price per share:	135p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,296,658,267 of its ordinary shares in treasury and has 52,736,129,622 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 December 2006

Number of ordinary shares transferred:	1,518,257

Highest transfer price per share:	138.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,295,140,010 of its ordinary shares in treasury and has 52,738,710,258 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 December 2006

Number of ordinary shares transferred:	604,758

Highest transfer price per share:	138.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,294,535,252 of its ordinary shares in treasury and has 52,739,723,112 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 December 2006

Number of ordinary shares transferred:	1,124,203

Highest transfer price per share:	137.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,293,411,049 of its ordinary shares in treasury and has 52,741,328,293 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 December 2006

Number of ordinary shares transferred:	1,980

Highest transfer price per share:	138.25p

Lowest transfer price per share:	138.25p

Following the above transfer, Vodafone holds 5,293,409,069 of its ordinary shares in treasury and has 52,741,545,667 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 December 2006

Number of ordinary shares transferred:	998,114

Highest transfer price per share:	138.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,292,410,955 of its ordinary shares in treasury and has 52,743,144,946 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 December 2006

Number of ordinary shares transferred:	3,780,576

Highest transfer price per share:	141p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,288,630,379 of its ordinary shares in treasury and has 52,748,855,643 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 14 December 2006 by HBOS Employee Equity Solutions that on 12 December 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 141p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	176
Alan Paul Harper	176
Stephen Roy Scott	176
Paul Michael Donovan	176

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 14 December 2006 that Nicholas Charles Edward Land, a non-executive Director of the Company, acquired on 14 December 2006 an interest in 25,000 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 144.15p per share.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 December 2006

Number of ordinary shares transferred:	2,401,261

Highest transfer price per share:	143.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,286,229,118 of its ordinary shares in treasury and has 52,752,014,300 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 December 2006 that Anthony Watson, a non-executive Director of the Company, acquired on 15 December 2006 an interest in 100,000 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 144.25p per share.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 December 2006

Number of ordinary shares transferred:	3,931,473

Highest transfer price per share:	144.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,282,297,645 of its ordinary shares in treasury and has 52,757,483,817 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

 In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 December 2006 that, on 19 December 2006, Frank Rövekamp, a Person Discharging Managerial Responsibility, exercised options over 231,966 ordinary shares of US$0.11 3/7 each as follows:

Option Price per Share	Number of Shares

90p	86,389
119.25p	145,577

All 231,966 shares were sold on 19 December 2006 at 144.5p per share.

Following the above transaction, Mr Rövekamp purchased 32,000 ordinary shares of US$0.11 3/7 each at a price of 145p per share.

Stephen Scott

Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 19 December 2006 Dr Michael Boskin, a non-executive Director of the Company, sold for personal financial planning reasons a total of 17,593 American Depositary Shares (equivalent to 175,930 Ordinary shares of U.S.$0.11 3/7 each) in the Company at the average price of US$28.4405 per American Depositary Share.

As a result of this transaction Dr Boskin now owns 1,000 American Depositary Shares in the capital of the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 December 2006

Number of ordinary shares transferred:	1,018,812

Highest transfer price per share:	146p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,281,278,833 of its ordinary shares in treasury and has 52,759,933,890 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 December 2006

Number of ordinary shares transferred:	728,247

Highest transfer price per share:	145.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,280,550,586 of its ordinary shares in treasury and has 52,761,267,111 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 December 2006

Number of ordinary shares transferred:	2,910,565

Highest transfer price per share:	146p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,277,640,021 of its ordinary shares in treasury and has 52,765,962,496 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive’s transitional provision 6, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 58,045,057,933 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 5,277,640,021 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 52,767,417,912. This figure (52,767,417,912) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 5, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary